

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 14, 2010

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

>    **Re:     Healthy Fast Food, Inc.**
>    **Amendment No. 1 to**
>    **Registration Statement on Form S-1**
>    **Filed April 23, 2010**
>    **File No. 333-164096**

Dear Mr. Cartwright:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note your response to comment three of our letter dated January 27, 2010.
        Please provide a basis for the qualitative statements regarding your business or
        industry, such as "growing demand for foods with lower-fat and better nutritional
        content" and "recent growth in the frozen yogurt industry" on page four and
        "demand for high-quality healthy foods, in particular healthy fast foods, is
        increasing" and "growing demand for healthy food" on page 25.

2.       We note your response to our prior comment number 2.  Please disclose in the summary the fact that you have chosen not to update the registration statement related to a prior offering of units, warrants and stock and that, as a result, warrant holders in that prior offering are not presently able to exercise the warrants they purchased under that registration statement.

3.       In addition, revise here and in the risk factors to discuss any potential liability to you in failing to maintain the effective registration statement, contractual or otherwise.

Prospectus Summary, page 4

4.       We note your response to comment eight of our letter dated January 27, 2010.  Please revise the forepart of your summary to also discuss the going concern opinion that your independent registered public accounting firm issued on March 31, 2010.

5.       We note your response to comment nine of our letter dated January 27, 2010.  Please discuss your plans to use the proceeds of the offering to open four additional cafes in the southeastern part of the United States, as disclosed on page 14.

6.       We note your statement on page four that you "have two franchised locations currently in operation."  Please clarify this disclosure, if true, to state that you do not collect any franchise fees or royalties from one of these locations.  Please file all franchise agreements as exhibits to your next amendment.

7.       Revise the final carry-over sentence on the bottom of page 4 to represent losses by the use of parentheses.

Risk Factors, page 7

8.       We note your response to comment 12 of our letter dated January 27, 2010, and we reissue the comment.  We note that you discuss future changes in general economic conditions and current economic conditions in the Las Vegas area.  However we note that you intend to open franchise restaurants in other parts of the United States.  Please revise to discuss the impact of the current global economic downturn on consumers' discretionary budgets, especially as it relates to restaurant spending.

Market for Common Equity and Related Stockholder Matters, page 16

9.      We note your response to comment 16 of our letter dated January 27, 2010.
        Please discuss the trading volume and volatility of your common stock.

Management's Discussion and Analysis, page 18
Liquidity and Financial Condition, page 20

10.     This discussion should be significantly expanded to quantify and describe the
        funds necessary to maintain current operations, complete projects underway and
        achieve stated objectives and plans.  In addition, please clearly state the outcome
        to the company if you are ultimately unable to raise capital and/or achieve any of
        the outlined objectives on which you state your existence is dependent.  Please
        update these disclosures on a quarterly basis in future interim filings.

11.     Discuss the potential impact of this offering on your capital resources and
        liquidity, including the potential impact on your working capital.

12.     We note your response to comment 18 of our letter dated January 27, 2010.  We
        note on page 14 that you plan to open four cafes.  Please explain the demands on
        liquidity that will accompany the expansion.  Discuss the expected sources of
        funding and the impact on the company if the funding cannot be obtained.  Please
        also discuss your planned sources of capital to pay your lease commitments.

Business, page 24

13.     We note your response to comment 23 of our letter dated January 27, 2010.
        Please update the first full risk factor on page 11 to reflect, if true, that these
        relationships are maintained solely by Henry Cartwright.

Executive Compensation, page 33

14.     Please confirm, if true, that value shown for stock awards is based on the
        aggregate grant date fair value.

15.     We note your response to comment 28 of our letter dated January 27, 2010.  You
        state on page 34 that "Except as described below" your officers are each
        employed at will.  Please revise to clarify which officers are not employed at will
        and indicate the type of employment relationship.

Lock-Up Agreements, page 47

16.     We note that you have removed disclosure regarding lock-up agreements for officers, directors and stockholders.  Please tell us why you removed this disclosure.

Recent Sales of Unregistered Securities, page II-1

17.     We note your response to comment 38 of our letter dated January 27, 2010.  We note that the total offering amount appears to have increased by more than 10%.  Please consider whether you need to file an amended Form D.  See http://www.sec.gov/info/smallbus/secg/formdguide.htm

Exhibit 4.8

18.     We note that the Form of Representative's Purchase Warrant states that "THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933."  However you indicate on the cover of the registration statement that you are registering the issuance of the Representative's Warrants.  Please advise.

**\* \* \* \* \***

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  In your responses, please include the page numbers of the amendment where we can find the changes.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding these comments may be directed to John Dana Brown at (202) 551-3859 or Amanda Ravitz at (202) 551-3412.

Sincerely,


Amanda Ravitz
Branch Chief – Legal

cc:     Fay M. Matsukage, Esq
        Fax: (303) 777-3823